Exhibit 12.2
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Twelve Months Ended September 30,
($ in thousands)	2015	2014	2013	2012	2011
EARNINGS:
Pre-Tax Net Income(a)	$180,069	$145,858	$116,519	$181,793	$125,376
Add:
Total Fixed Charges	43,202	38,415	37,081	37,886	42,141
Total Earnings	$223,271	$184,273	$153,600	$219,679	$167,517
FIXED CHARGES:
Interest on long term debt	$41,102	$36,233	$34,512	$36,275	$39,097
Other Interest (excluding AFUDC)	295	458	525	(101)	1,363
Amortization of Debt Premium, Discount and Expense	412	345	337	352	414
One-third of Rental Expense(b)	1,393	1,379	1,707	1,360	1,267
Total Fixed Charges	$43,202	$38,415	$37,081	$37,886	$42,141
Ratio of Earnings to Fixed Charges	5.2	4.8	4.1	5.8	4.0
FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Pre-Tax Preferred Dividend Requirement	$1,320	$1,320	$1,320	$1,320	$1,320
Effective Income Tax Rate	0.3965	0.3258	0.3793	0.3947	0.4449
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6035	0.6742	0.6207	0.6053	0.5551
Preferred Dividend Requirement	$2,187	$1,958	$2,127	$2,181	$2,378
Combined Fixed Charges and Preferred Dividends	$45,389	$40,373	$39,208	$40,067	$44,519
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	4.9	4.6	3.9	5.5	3.8
(a) Excludes amounts attributable to income or loss from equity investees.
(b) Management believes one-third of the total rental expense gives a reasonable estimate of total interest on rentals.